SEC Mail Processing Section FEB 26 2021 Washington DC 406

21001898

SEC Mail Processing Section FEB 26 2021 Washington DC 406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard New York, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 28th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carrie Madara — 212-407-5026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

25B Vreeland Road, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Standard

I, Paul Shang, affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Standard New York Inc., as of December 31, 2020, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ROBERTA G. ROSENBLATT
Notary Public, State of New York
Registration #01RO6128557
Qualified In New York County
Commission Expires June 13, 2021

2/23/21

Signature Date

Title: CEO

Notary Public

This report** contains (check all applicable boxes):

(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934
( )	(j)	A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A Reconciliation between the Audited and Unaudited Statement of Financial Condition With Respect to Methods of Consolidation
(x)	(l)	An Oath or Affirmation
(x)	(m)	A Copy of the SIPC Supplemental Report
( )	(n)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
(x)	(o)	Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rayfield & Licata
Certified Public Accountants

Board of Directors and Stockholder
Standard New York, Inc.

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Standard New York, Inc. as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Standard New York, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Standard New York, Inc.'s management. Our responsibility is to express an opinion on Standard New York, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Standard New York, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) of

25B Vreeland Road, Suite 200, Florham Park, NJ 07932

(973) 740-0200 • Fax (973) 740-1084

Website www.rayfield-licata.com

the Securities and Exchange Commission and Schedule III - Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Standard New York, Inc.'s financial statements. The supplemental information is the responsibility of Standard New York, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Standard New York, Inc.'s auditor since 2014.

Rayfield & Licata

February 23, 2021
Florham Park, New Jersey

Standard

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS		
Cash	$ 7,871,746	
Due from affiliate	406,095	
Income taxes receivable	206,133	
Equipment and furniture	55,012	
Right-of-use operating lease asset	984,537	
Deferred income taxes	173,226	
Other assets	57,647	
Total assets		**$ 9,754,396**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued compensation and benefits	$ 2,570,303	
Due to affiliate	4,064	
Accrued expenses and other liabilities	324,494	
Operating lease liability	1,000,469	
Total liabilities		**$ 3,899,330**
STOCKHOLDER'S EQUITY		**5,855,066**
Total liabilities and stockholder's equity		**$ 9,754,396**

See Notes to financial statements

Standard

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

STATEMENT OF INCOME
Year Ended December 31, 2020

REVENUE SHARING AND FEE ARRANGEMENTS WITH AFFILIATE		**$ 10,181,133**
EXPENSES		
Compensation and benefits	$ 7,579,823	
Rent and utilities	638,586	
Marketing and promotion	399,713	
Other	259,194	
Professional	212,250	
Travel and entertainment	178,830	
Communications	144,395	
Office	127,207	
Depreciation	15,992	
Total expenses		**9,555,990**
INCOME BEFORE INCOME TAXES		**625,143**
INCOME TAXES		**146,000**
NET INCOME		**$ 479,143**

See Notes to financial statements

Standard

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2020

	Common Stock				
	Shares	Amount (at Stated Value)	Paid in Capital	Retained Earnings	Total Stockholder's Equity
Common Stock					
Authorized	3,000				
Outstanding	100	$ 100	$ 4,999,900	$ 855,066	$ 5,855,066
Total stockholder's equity		$ 100	$ 4,999,900	$ 855,066	$ 5,855,066
BALANCES – December 31, 2019		$ 100	$ 4,999,900	$ 1,075,923	$ 6,075,923
Dividend				(700,000)	(700,000)
Net income				479,143	479,143
BALANCES – December 31, 2020		$ 100	$ 4,999,900	$ 855,066	$ 5,855,066

See Notes to financial statements

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income	$	479,143		
Adjustments to reconcile net income to net cash from operating activities				
Depreciation		15,992		
Amortization of right-of-use operating lease asset		251,372		
Deferred income taxes		88,681		
Changes in operating assets and liabilities				
Decrease in due from affiliate		1,266,679		
Increase in income taxes receivable		(17,736)		
Increase in other assets		(15,292)		
Decrease in accrued compensation and benefits		(674,166)		
Increase in due to affiliate		3,533		
Increase in accrued expenses and other liabilities		49,212		
Decrease in operating lease liability		(235,440)		
Net cash from operating activities			**$**	**1,211,978**
CASH FLOWS USED BY INVESTING ACTIVITIES				
Purchases of equipment				**(39,270)**
CASH FLOWS USED BY FINANCING ACTIVITIES				
Dividend paid to parent				**(700,000)**
NET INCREASE IN CASH				**472,708**
CASH – beginning of year				**7,399,038**
CASH – end of year			**$**	**7,871,746**
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION				
Cash paid during the year for income taxes			**$**	**75,000**
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES				
Right-of-use operating lease asset obtained in exchange for operating lease liability			**$**	**1,235,909**

See Notes to financial statements

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company, a Delaware Corporation, is a wholly owned subsidiary of Standard Bank Group Limited, and an affiliate of The Standard Bank of South Africa ("SBSA") which is the main operating subsidiary of its Parent.

The Company commenced permitted broker-dealer securities activities when it became a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 16, 2015.

The Company was established and is authorized per its FINRA membership agreement to serve as a chaperoning broker-dealer to its non-U.S. Standard Bank Group affiliates, primarily SBSA, in accordance with specified exemptive provisions of Rule 15a-6 under the Exchange Act. In that regard, the Company provides chaperoning services to its foreign associated personnel when visiting major U.S. institutional investors, chaperones research reports relating to foreign securities that have been prepared by non-U.S. affiliates and distributed to major U.S. institutional investors, and chaperones foreign equity securities transactions for its non-U.S. affiliates. The Company also supports SBSA and its non-U.S. affiliates by managing the relationships of U.S. corporate clients with respect to their investment banking, transactional products and services (TPS), and global markets needs in Africa.

The Company does not hold or owe funds or securities for customers and does not carry accounts of customers. Accordingly, the Company claims exemption from Rule 15c3-3 of the Exchange Act under Section (k)(2)(i).

B. Equipment and Furniture and Depreciation

Equipment and furniture are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over their estimated useful lives (three to seven years).

C. Securities Transactions

For the year ended December 31, 2020, all of the Company's securities activities consisted of serving in an agency capacity and chaperoning permitted securities transactions services for non-U.S. Standard Bank Group affiliates pursuant to Rule 15a-6 under the Securities Exchange Act of 1934. The Company is required to maintain books and records that identify open trades and failed transactions when it chaperones foreign equity securities transactions for its non-U.S. affiliates. Additionally, the Company must take a net capital charge for aged failed transactions, even if the foreign broker-dealer is required to take a net capital charge under foreign law.

As of December 31, 2020, the Company had no failed transactions that required either a net capital charge in its computation of net capital or recognition in its financial statements.

The Company recognizes its portion of income from revenue sharing and fee arrangements with SBSA as services are transferred to the affiliate at the amount the Company expects to be entitled to in exchange for those services pursuant to the terms of the related agreement. Services are rendered continually throughout the year and revenue, settled on a monthly basis, is recognized pursuant to established methodologies with this related party. For the year ended December 31, 2020, revenue was substantially recorded on the basis of a cost recovery or cost recovery plus an established percentage mark up for specified expenses.

D. Share-based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value-based method. Cash-settled plans are accounted for as liabilities at fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any change in the liability is recognized in the statement of income.

E. Leases

The Company accounts for operating leases pursuant to the guidance of ASU 2016-02, Leases (Topic 842). As such, it recognizes a right-of-use operating lease asset and a corresponding operating lease liability for all leases with a lease term of greater than one year. The operating lease liability is initially recorded based on the present value of the future lease payments, discounted using the lease's implicit rate if it is determinable; otherwise, the Company uses its incremental borrowing rate for borrowings of similar amounts and terms based upon information available at the commencement date for each lease. The right-of-use operating lease asset is initially calculated at the amount of the initial measurement of the operating lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the right-of-use operating lease asset is subsequently measured throughout the lease term at the amount of the lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease costs for lease payments is recognized on a straight-line basis over the lease term.

F. Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income taxes expense is the taxes payable for

the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by Federal, state and local taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2020, the Company did not record any liabilities for uncertain tax positions.

G. Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 2: EQUIPMENT AND FURNITURE

Equipment and furniture consist of:

Equipment	$ 61,102
Furniture	20,406
	81,508
Accumulated depreciation	(26,496)
Total	**$ 55,012**

NOTE 3: RELATED PARTY TRANSACTIONS

The Company has an agreement with SBSA which, among other terms and conditions, provides the methodologies by which the Company is allocated revenues related to the performance of services for non-U.S. Standard Bank Group affiliates. All of the revenues recognized in the statement of income were pursuant to this agreement.

The Standard Bank Group has a cash-settled share-based compensation plan called the Standard Bank Cash Settled Deferred Bonus Scheme. As a member entity of the Group, this plan covers certain employees of the Company. The plan awards employees stock units denominated in U.S. dollars, the value of which is based upon the Standard Bank Group shares listed on the Johannesburg Stock Exchange. The awards vest, exercise and settle automatically during three scheduled dates beginning eighteen months and ending forty-two months after the award date. The statement of financial condition includes an accrued compensation liability of approximately $792,000 and the statement of income includes compensation cost of approximately $768,000 related to the plan. The Company paid approximately $793,000 to settle stock units during 2020.

The following table summarizes activity under this share-based compensation plan

Outstanding at January 1, 2020	**11,112**
Awarded/Issued	5,996
Exercised	(5,936)
Outstanding at December 31, 2020	**11,172**

The following table summarizes details related to unexercised awards

Award Date	Expiration Date	Grant Price on Award Date	Units Outstanding at December 31, 2020
March 2018	September 2021	$ 220.97	1,854
March 2019	September 2022	$ 182.43	3,322
March 2020	September 2023	$ 152.64	5,996
			11,172

As of December 31, 2020, approximately $910,000 of compensation costs related to the unvested stock units have not been recognized. Such costs will be recorded over the remaining vesting period as follows:

Year ending December 31, 2021	$ 318,000
Year ending December 31, 2022	356,000
Year ending December 31, 2023	236,000
	$ 910,000

The Standard Bank Group also has a cash-settled share-based compensation plan called the Performance Reward Plan (PRP). As a member entity of the Group, this plan covers certain senior executives of the Company. The PRP has a three-year vesting period and is designed to incentivize the Group's senior executives, whose roles enable them to contribute to and influence the Group's long-term decision making and performance results. The awards are subject to the achievement of performance conditions for future financial years established at the award date. These conditions determine the number of shares that ultimately vest. The exercise and settlement of these awards generally occurs on their vesting dates. All outstanding awards as of the beginning of the year were exercised and settled in April 2020 and there were no awards granted during the year. The statement of income includes a reduction of compensation cost of approximately $133,000 related to the PRP. The Company paid approximately $178,000 to settle units during 2020.

The following table summarizes activity under the share-based compensation PRP

Outstanding at January 1, 2020	**25,600**
Exercised	(25,600)
Outstanding at December 31, 2020	

Due from affiliate of $406,095 as of December 31, 2020 consists entirely of balance due from SBSA primarily related to the settlement of revenue sharing and fee arrangements for the year ended December 31, 2020. The balance due from this affiliate was $1,672,774 as of December 31, 2019 related to these arrangements during the year ended December 31, 2019.

Due to affiliate of $4,064 as of December 31, 2020 consists of balance due to a non-U.S. affiliate primarily related to the charges discussed in the last paragraph of this section.

The Company has an expense sharing agreement, including related service level agreements and a sublease agreement, with ICBC Standard Resources (America) Inc., an affiliated entity, which establishes the basis by which this affiliate charges the Company for use of its facilities and other goods and services. For the year ended December 31, 2020, the Company was charged approximately $1,234,000 for costs under this agreement.

The Company was charged approximately $531,000 by affiliates for an allocation of costs for marketing and other services and systems provided by these related parties during the year. Such charges are included as a component of marketing and promotion and other expenses in the accompanying statement of income.

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 4: EMPLOYEE SAVINGS PLAN

The Company sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $199,000 to the plan in 2020.

NOTE 5: INCOME TAXES

Income taxes consist of:

Current	$ 57,000
Deferred	89,000
	$ 146,000

The tax effects of temporary differences that gave rise to the deferred income taxes asset are as follows:

Depreciation	$ (12,653)
Right-of-use operating lease asset	(226,444)
Accrued compensation	182,215
Operating lease liability	230,108
Total deferred income taxes asset	**$ 173,226**

The difference between the statutory Federal income tax and income taxes is accounted for as follows:

	Amount	Percent of Pre-Tax Income
Statutory Federal income tax	$ 131,000	21.0%
Increase (decrease) resulting from:		
State & local income taxes, net of Federal income tax benefit	10,000	1.6%
Over accruals of prior year's income taxes	(2,000)	(.3)%
Non-deductible expenses	7,000	1.1%
	$ 146,000	**23.4%**

The Company is subject to tax examinations from U.S. Federal, state and local taxing authorities for the years 2017 through 2020.

NOTE 6: CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

NOTE 7: OPERATING LEASE

The Company subleases office premises from ICBC Standard Resources (America) Inc., an affiliated entity, beginning January 1, 2020 and expiring on November 15, 2024. The sublease agreement does not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2020, the statement of financial condition includes a right-of-use operating lease asset of $984,537 and a related operating lease liability of $1,000,469 related to this matter. The Company utilized its incremental borrowing rate of 4.0% based on information available at the commencement date in determining the present value of its future lease payments. In addition, the remaining term of the Company's operating sublease as of December 31, 2020 is approximately four years.

The sublease agreement includes provisions for minimum fixed lease payments plus additional rent related to utilities and other operating costs charged by the landlord to the affiliate. The accompanying statement of income includes operating lease costs plus additional occupancy charges totaling approximately $639,000 which are included in rent and utilities expenses.

Other information about the Company's leasing arrangement is as follows:

Cash paid during the year for amounts included in measuring the operating lease liability
Operating cash flows: $276,395

Maturities of the operating lease liability are as follows:

Year ending December 31,	
2021	$ 276,000
2022	276,000
2023	276,000
2024	254,000
Total lease payments	1,082,000
Less: interest	(81,531)
Present value of lease liability	**$ 1,000,469**

NOTE 8: CONTINGENCIES

Legal and Regulatory Matters

The Company is a registered broker-dealer and, as such, is subject to the continual oversight of those who regulate the broker-dealer industry, including the SEC and FINRA. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining authority. In the event of non-compliance, the Company may be subject to disciplinary action, including penalties and fines. Management is not aware of any asserted violations that could result in material exposure to the Company.

Claims and lawsuits may be instituted or asserted against the Company arising in the ordinary course of business. Based on information currently available, it is management's opinion that the ultimate outcome of any claims or litigation will not have a material adverse effect on the Company's overall financial condition. However, resolution of certain claims and lawsuits by settlement or otherwise could impact the operating results of the reporting period in which resolution occurs.

COVID-19

The COVID-19 pandemic has resulted in an unprecedented global crisis impacting economies around the world. The Company has instituted various measures to monitor and mitigate the impact this crisis may have on its business activities, including those targeted at the safety and well-being of our staff.

At this stage, the impact on our business and results of operations has not been significant. However, the extent of the impact of this crisis on the Company's future operations and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our key business relationships (i.e., group affiliates, suppliers and vendors) and employees all of which are uncertain and cannot be predicted. At this point, the extent to which this pandemic may impact the Company's financial condition and future results from operations cannot be reasonably estimated.

NOTE 9: REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $4,956,953, which was $4,706,953 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .59 to 1 at December 31, 2020.

NOTE 10: SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through February 23, 2021, the date the financial statements were available to be issued.

Standard

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

COMPUTATION OF NET CAPITAL		
Total stockholder's equity per statement of financial condition		$ 5,855,066
DEDUCTIONS		
Non-allowable assets		
Due from affiliate	406,095	
Income taxes receivable	206,133	
Equipment and furniture	55,012	
Deferred income taxes	173,226	
Other assets	57,647	
Total deductions		898,113
NET CAPITAL		4,956,953
MINIMUM NET CAPITAL REQUIREMENT (greater of 6-2/3% of aggregate indebtedness of $2,914,792 or 250,000)		250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS		$ 4,706,953
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.59 to 1

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2020 included on the unaudited Form X-17A-5 Part II filed by Standard New York, Inc. on January 27, 2021. Therefore, a reconciliation of the two computations is not necessary.

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION & SCHEDULE III – INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

As specified in its current Membership Agreement with the Financial Industry Regulatory Authority, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption under subparagraph (k)(2)(i) of the Rule.

Rayfield & Licata
Certified Public Accountants

Board of Directors and Stockholder
Standard New York, Inc.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Standard New York, Inc. and the SIPC, solely to assist you and SIPC in evaluating Standard New York, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Standard New York, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

25B Vreeland Road, Suite 200, Florham Park, NJ 07932

(973) 740-0200 • Fax (973) 740-1084

Website www.rayfield-licata.com

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Standard New York, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Standard New York, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rayfield & Licata

February 23, 2021
Florham Park, New Jersey

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69552 FINRA DEC
STANDARD NEW YORK, INC.
520 MADISON AVE., 28TH FLOOR
NEW YORK, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carrie Madara # 212-407-5026

2. A. General Assessment (item 2e from page 2)	$15,272
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/28/2020 Date Paid	(7,776)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	7,496
E. Interest computed on late payment (see instruction E) for______days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$7,496

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $7,496

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Standard New York, Inc.
(Name of Corporation, Partnership or other organization)

C Madara
(Authorized Signature)

Dated the 10TH day of FEB, 20 21.

SVP, Head of Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

See Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/20
and ending 12/31/20

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$10,181,133
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$10,181,133
2e. General Assessment @ .0015	$15,272
	(to page 1, line 2.A.)

See Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Rayfield & Licata
Certified Public Accountants

Board of Directors and Stockholder
Standard New York, Inc.

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report for the fiscal year ended December 31, 2020, in which (1) Standard New York, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Standard New York, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Standard New York, Inc. stated that Standard New York, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Standard New York, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Standard New York, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rayfield & Licata

February 23, 2021
Florham Park, New Jersey

25B Vreeland Road, Suite 200, Florham Park, NJ 07932

(973) 740-0200 • Fax (973) 740-1084

Website www.rayfield-licata.com

Standard

Standard New York Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

EXEMPTION REPORT
For the Fiscal Year Ended December 31, 2020

Standard New York Inc. ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3(k): (2)(i).

2. The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Paul Shang, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Title: CEO

Date: February 10, 2021

See Report of Independent Registered Public Accounting Firm